EXHIBIT 11
ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months ended		For the nine months ended
	June 30,		June 30,
	2008	2007	2008	2007
Net income (loss)	$4,983	$(19,021)	$9,311	$(10,938)
Weighted average shares outstanding	7,364	7,367	7,364	7,370

Basic earnings (loss) per share	$0.68	$(2.58)	$1.26	$(1.48)

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)

Weighted average shares, diluted	7,389	7,387	7,383	7,390

Fully diluted earnings (loss) per share	$0.67	$(2.57)	$1.26	$(1.48)

(Net income divided by diluted shares)